UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

888314101

(CUSIP Number)

Lauren Farrell

Senior Vice President, Finance

Apple Tree Partners

47 Hulfish Street, Suite 441

Princeton NJ 08542 USA

1.609.751.5375 x422

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 888314101	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Braeburn Pharmaceuticals BVBA SPRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgian private company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,650,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,650,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888314101	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Consolidated BVBA SPRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgian private company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,650,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,650,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888314101	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Investments S.a.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg company with limited liability
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,650,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,650,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888314101	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,650,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,650,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 888314101	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATP III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,650,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,650,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888314101	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,650,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,650,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 888314101	13D	Page 8 of 13 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”) of Titan Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080.

Item 2. Identity and Background.

This statement is being filed by Braeburn Pharmaceuticals BVBA SPRL (“Braeburn”), Apple Tree Consolidated BVBA SPRL (“ATC”), Apple Tree Investments S.a.r.l (“ATI”), Apple Tree Partners IV, L.P. (“ATP IV”), ATP III GP, Ltd. (“ATP GP”) and Seth L. Harrison (“Harrison” and, together with Braeburn, ATC, ATI, ATP IV and ATP GP, the “Reporting Persons”). The directors and managers of each of Braeburn and ATC are Seth Harrison, David McIntyre and Lauren Farrell. The directors and managers of ATI are Seth Harrison, Alberto Marandini and Emilie Bordaneil. ATP GP is the sole general partner of ATP IV. Harrison is the sole owner and director of ATP GP.

The address of the principal business office of each of Braeburn and ATC is Brugmannlaan 147, 1190 Vorst, Belgium. The address of the principal office of ATI is 1 Boulevard de la Foire, L-1528, Luxembourg. The address of the principal office of each of ATP IV, ATP GP and Harrison is 47 Hulfish Street, Suite 441, Princeton NJ 08542.

The principal business of Braeburn is the development and marketing of pharmaceuticals. The principal business of each of ATC and ATI is to make, hold and dispose of investments. The principal business of ATP IV is to make, hold and dispose of equity and equity-related investments. The principal business of ATP GP is to act as the sole general partner of ATP and certain other investment entities. The principal business of Harrison is to manage the other Reporting Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Braeburn and ATC is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid, société privée à responsabilité limitée) under Belgian law. ATI is a company with limited liability (société à responsabilité limitée) under Luxembourg law. ATP IV is a Cayman Islands exempted limited partnership. ATP GP is a Cayman Islands exempted company. Harrison is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 9,650,000 shares of Common Stock (the “Shares”), consisting of (i) 6,250,000 shares (the “2013 Shares”) issued acquired on November 25, 2013 (the “2013 Purchase”) and (ii) 3,400,000 shares of Common Stock previously owned by Braeburn. The source of the purchase price for the 2013 Shares was working capital. No borrowed funds were used to effect the 2013 Purchase.

Item 4. Purpose of Transaction.

Braeburn acquired the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Braeburn and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 888314101	13D	Page 9 of 13 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Braeburn is the record owner of the Shares. As the sole owner of Braeburn, ATC may be deemed to own beneficially the Shares. As the sole owner of ATC, ATI may be deemed to own beneficially the Shares. As the sole owner of ATI, ATP IV may be deemed to own beneficially the Shares. As the sole general partner of ATP IV, ATP GP may be deemed to own beneficially the Shares. As the sole owner and director of ATP GP, Harrison may be deemed to own beneficially the Shares.

Each of the Reporting Persons may be deemed to own beneficially 11.7% of the Issuer’s Common Stock, which percentage is calculated based on 82,544,222 shares of Common Stock issued and outstanding on November 8, 2013, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 14, 2013. Each of the Reporting Persons, except Braeburn, disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

CUSIP No. 888314101	13D	Page 10 of 13 Pages

(c)	Except as set forth in clause (i) of Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

In connection with the 2013 Purchase, the Issuer has agreed to include some or all of the 2013 Shares in certain future SEC registration statements covering equity securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Power of Attorney regarding Schedule 13D filings.

CUSIP No. 888314101	13D	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 4, 2013

Braeburn Pharmaceuticals BVBA SPRL

By:	*
Seth L. Harrison
Manager

Apple Tree Consolidated BVBA SPRL

By:	*
Seth L. Harrison
Manager

Apple Tree Investments S.a.r.l

By:	*
Seth L. Harrison
Manager

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By: *
Seth L. Harrison
Director

ATP III GP, Ltd.

By:	*
Seth L. Harrison
Director

*
Seth L. Harrison

*By:	/s/ Lauren Farrell
Lauren Farrell
Attorney-in-fact

*	This Schedule 13D was executed by Lauren Farell on behalf of Seth L. Harrison pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.

CUSIP No. 888314101	13D	Page 12 of 13 Pages

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Titan Pharmaceuticals, Inc.

EXECUTED this 4th day of December, 2013.

Braeburn Pharmaceuticals BVBA SPRL

By:	*
Seth L. Harrison
Manager

Apple Tree Consolidated BVBA SPRL

By:	*
Seth L. Harrison
Manager

Apple Tree Investments S.a.r.l

By:	*
Seth L. Harrison
Manager

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By: *
Seth L. Harrison
Director

ATP III GP, Ltd.

By:	*
Seth L. Harrison
Director

*
Seth L. Harrison

*By:	/s/ Lauren Farrell
Lauren Farrell
Attorney-in-fact

*	This Agreement was executed by Lauren Farrell on behalf of Seth L. Harrison pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.

CUSIP No. 888314101	13D	Page 13 of 13 Pages

EXHIBIT 99.2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints LAUREN FARRELL and DAVID McINTYRE, and each of them, with full power to act without the other, as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign on his behalf any and all documents relating to any and all filings pursuant to Sections 13 or 16 of the Securities Exchange Act of 1934 which may be necessary or desirable, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

/s/ Seth L. Harrison
Seth L. Harrison

Dated: December 2, 2013